

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

VIA U.S. MAIL AND FACSIMILE

Michael G. Moore
Vice President and Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

>   **Re: Gulfport Energy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 12, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 28, 2010**
>   **Current Report on Form 8-K**
>   **Filed December 7, 2010**
>   **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your letter dated November 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Description of Business, page 2

Operational Hazards and Insurance, page 13

1. We note your response to comment 3 in our letter dated October 29, 2010, and reissue such comment. In this regard, while we note your response that your operations are "substantially and materially different" from deepwater operations, we understand that there are nonetheless operating risks associated with your drilling operations, including, without limitation, spills resulting from the transportation or storage of your production (*e.g.*, pipe failure or corrosion). We also note your response that you are prepared to provide the Staff with your insurance coverage on a supplemental basis. Please provide such information to us on a supplemental basis. In addition, we note your response that you do not believe that it is either necessary or appropriate to include limits related to your insurance coverage in your public filings. Please tell us why you do not believe it is necessary or appropriate to include such limits in your annual report on Form 10-K.

2. We note your response to comment 4 in our letter dated October 29, 2010. Please tell us why you do not believe additional disclosure is necessary at this time regarding your remediation plans to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations. In addition, please quantify the physical and financial resources that you have allocated to your spill response plans. With respect to the national emergency response company that you have on retainer, please quantify the physical resources that such company would have available to respond to a spill. Such disclosure should also address the ability of such company to respond to multiple spills.

Properties, page 25

Proved Undeveloped Reserves (PUDS), page 28

3. We note your response to comment 8 in our letter dated October 29, 2010, and reissue such comment. We do not concur with your assertion that 7.5% of your proved reserves does not constitute a material amount of proved undeveloped reserves for the purposes of Item 1203(d) of Regulation S-K. Please revise your disclosure to provide the information required by Item 1203(d) of Regulation S-K. In your response, please also (i) address whether and, if so, how such reasons may affect future development periods with respect to your remaining proved undeveloped reserves and (ii) update the status of your 2011 drilling activities referenced in your response.

Production, Prices, and Production Costs, page 28

4. We note your response to comment 9 in our letter dated October 29, 2010. Please confirm whether you intend to include the proposed table regarding fields that contain 15% or more of your total proved reserves in addition to (and not in place of) the production, prices and production costs information for the relevant periods by geographic area.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

5. We note your response to comment 24 in our letter dated October 29, 2010, and reissue such comment in part. Please revise your disclosure to describe how the compensation committee's analysis with respect to each material factor resulted in the amount of the discretionary bonus and base salary paid to each named executive officer. Please refer to "Staff Observations in the Review of Executive Compensation Disclosure," available at: http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Current Report on Form 8-K filed December 7, 2010

Exhibit 99.1

6. We note your response to comment 18 in our letter dated October 29, 2010, and the revised language in the Netherland Sewell report that makes reference to "petroleum engineering and evaluation principles set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers." While we are aware that such resource sets forth petroleum engineering and evaluation methods or standards, we do not believe that such resource sets forth petroleum engineering and evaluation "principles." Please obtain and file a revised report.

Exhibit 99.2

7. We note your response to comment 19 in our letter dated October 29, 2010, and we note that the revised Pinnacle Energy report omits the reference to Exhibit A.   However, we note that the revised report refers at page 3 to attachments that contain "[d]etailed reserve definitions." Please file all attachments to the Pinnacle Energy report.

8. We note the "Disclaimer" provided at the end of the Pinnacle Energy report, including the statement that Pinnacle Energy and certain related parties shall not have any liability

to any party receiving the information in the report. Please obtain and file a revised report in an amendment to your annual report on Form 10-K for the fiscal year ended December 31, 2009 that omits such statement. In this regard, we note that Pinnacle Energy has consented to the incorporation by reference in the registration statement on Form S-3 (File No. 333-168180) of its report filed with your annual report on Form 10-K for the fiscal year ended December 31, 2009. Please also tell us why you believe the other language in the disclaimer is both necessary and appropriate, or ensure that the revised report does not include such language. For example, and without limitation, your response should address the statement that any party receiving the information "will rely solely upon its own independent examination and assessment of said information." Please ensure that the revised report also reflects comments 19-22 in our letter dated October 29, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director